Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30, 2009	September 28, 2008	September 30, 2009	September 28, 2008
	$	$	$	$
Available earnings:
Earnings before income taxes	261	73	324	171
Add fixed charges:
Interest expense (excluding capitalized)	32	33	83	105
Amortization of loan costs	2	2	5	6
Interest factor in rents	3	3	8	7

Total earnings as definded	298	111	420	289

Fixed charges:
Interest expense incurred	32	33	83	105
Amortization of debt expense	2	2	5	6
Interest portion of rental expense	3	3	8	7

Total fixed charges	37	38	96	118

Ratio of earnings to fixed charges	8.1	2.9	4.4	2.4

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